UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Delaware Investments Minnesota Municipal Income Fund II, Inc.

(Name of Issuer)

MuniFund Term Pref'd Shares Var Rate Series 2021

(Title of Class of Securities)

24610V707

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24610V707

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer Delaware Investments Minnesota Municipal Income Fund II, Inc.
(b)	Address of Issuer's Principal Executive Offices
One Commerce Square, 2005 Market Street, Philadelphia, PA 19103
Item 2.
(a)	Name of Person Filing Wells Fargo & Company
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94163
(c)	Citizenship Delaware
(d)	Title of Class of Securities MuniFund Term Pref'd Shares Var Rate Series 2021
(e)	CUSIP Number 24610V707

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 750
(b)	Percent of class: 100.00%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 750
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 750

Person 2
1.	(a) Names of Reporting Persons. Wells Fargo Bank, National Association
(b) Tax ID 94-1347393

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%

12.	Type of Reporting Person (See Instructions)

BK

Item 1.
(a)	Name of Issuer Delaware Investments Minnesota Municipal Income Fund II, Inc.
(b)	Address of Issuer's Principal Executive Offices
One Commerce Square, 2005 Market Street, Philadelphia, PA 19103
Item 2.
(a)	Name of Person Filing Wells Fargo Bank, National Association
(b)	Address of Principal Business Office or, if none, Residence 101 North Phillips Avenue, Sioux Falls, SD 57104
(c)	Citizenship United States
(d)	Title of Class of Securities MuniFund Term Pref'd Shares Var Rate Series 2021
(e)	CUSIP Number 24610V707

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[X ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 750
(b)	Percent of class: 100.00%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 750
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 750

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2018
Date
/s/ Lori A. Ward
Signature
Lori A. Ward, Designated Signer
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Bank, National Association (1)

(1) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

Exhibit C

With respect to the VMTP Shares owned by Wells Fargo Bank, National Association ("WFBNA"), on July 15, 2015, WFBNA assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated July 15, 2015 among WFBNA, Lord Securities Corporation, as voting trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by WFBNA. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. WFBNA has the right to cause the Issuer to register the VMTP Shares pursuant to a Registration Rights Agreement, dated July 15, 2015 between the Issuer and WFBNA.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)